

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

<u>Via E-mail</u>
Marillyn A. Hewson
Chief Executive Officer and President
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

      Re: Lockheed Martin Corporation
               Form 10-K for Fiscal Year Ended
               December 31, 2012
               Filed February 28, 2013
               File No. 001-11437

Dear Ms. Hewson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ John Dana Brown

               John Dana Brown
               Attorney-Advisor

cc: Glenn C. Campbell, Esq.
       Hogan Lovells US LLP